CHINA PROPERTIES DEVELOPMENTS, INC.

April 18, 2006

Josh Forgione
Staff Accountant
United States Securities and Exchange Commission
Washington, DC   20549

Mail Stop 4561

Dear Mr. Forgione:

Re:       Bangla Property Management Inc. (n/c China Properties Developments, Inc.)
            Form QSB/A Fiscal Quarter Ended September 30, 2005
            File No.:  0-50637

Further to your letter of April 14, 2006, we have completed the additional amendments to our filing of March 20, 2006.

Form 10QSB Quarter-ended September 30, 2005
Consolidated Statements of Cash Flows, page F-4

1. The nature of the amounts due from officers are advances to officers that work on projects on behalf of the Company.  When the work is finished, they will submit expense reports with supporting details. Then, the expenses are recorded into the relevant accounts. Cash flow from this activity should be classified into operating activities.

The amounts due to officers are short-term loans from officers with no interest recorded as financing activities.  Since the Company is short of cash, the Company borrows money from its officers.  Cash flow from this should be classified into financing activities.

We previously combined the cash flows from loans to related parties and due to related parties because they are temporary loans and were disclosed as financing activities in the cash flow statement.

We have revised our disclosure in our 12/31/05 10KSA filing.

Note 1 – Organization and Operations, page F-5

2. Wollaston is the accounting acquirer. We have revised our disclosure in our December 31, 2005 10KSB filing as follows:

“China Properties Developments, Inc. (the "Company") was incorporated in the State of Colorado on June 15, 2001.  The Company presently engages in the business of real estate development, including sale and lease of real estate in Xi'an City, Shaanxi Province, Peoples Republic of China ("PRC").

Effective October 14, 2005, Wollaston Industrial Limited (“Wollaston”), the parent company of Xi’an Jiahui Real Estate Co., Ltd. (“Jiahui”) completed its merger agreement (“Agreement”) with Bangla Property Management, Inc. (“Bangla”). The agreement provided for Bangla to issue 10,000,000 shares of its common stock to acquire 100% of Wollaston in a capital transaction accounted for as a reverse merger. As a result of the Agreement, the transaction was treated for accounting purposes as a recapitalization of the accounting acquirer (Wollaston) and a reorganization of the accounting

ζ 89 Chang’an Middle Road  ζ Yangming International Tower, 26/27 Flrs. ζ
ζ  Xi’an, China  ζ  710061 ζ

CHINA PROPERTIES DEVELOPMENTS, INC.

acquiree (the Company, formerly Bangla). Accordingly, the historical financial statements presented prior to the merger are the historical financial statements of Wollaston, which includes Wollastons’ majority owned subsidiary Jiahui.

Wollaston was incorporated on April 21, 2004 in British Virgin Islands ("BVI") under the International Business Companies Act, as a limited liability corporation.  Wollaston owns 90.28% of Jiahui, which was established in Xi'an City, Shaanxi Province, PRC on December 17, 1996 under the Company Law of PRC.  Jiahui engages in the business of real estate development, including sale and lease of real estate.”

Since the Company has an   accumulated deficit from its operations, no minority interest has been recognized. The Company absorbed the entire accumulated deficit. We will revise our future disclosure as follows:

“Minority Interest
The Company has an accumulated deficit in its operation, no minority interest has been recognized. The Company absorbed the entire accumulated deficit.”

Note 2 – Significant Accounting Policies
Revenue Recognition, page F-6

3. The Company currently engages in the business of  real estate development, including sale of office space and lease of store space. Our revenue derives from sale of real estate and rent.  We recognize revenue from sale of office space using full accrual method. We estimate cost of goods sold as 75% of selling price. Revenues from rents are recorded monthly in accordance with the terms of the lease.

4. Based on our previous experience in real estate development, we conservatively estimate cost of good sold as 75% of selling price. Management is currently analyzing its costs to determine if this percentage should be adjusted and will reflect this in future filings.

Property, Plant and Equipment, page F-8

5. We capitalized development costs into construction in progress before the project is certified for occupancy by governmental agency.  After a project is inspected and issued a certificate of occupancy by relevant agency, we reclassify the development costs as inventory hold for sale.  We will depreciate our office space occupied after the building get the certificate of occupancy and the certificate of construction cost from relevant governmental agency.  In China, a government authorized agency will inspect all construction costs and then issue a certificate of construction cost. The development company will make final payment to the contractors based on the certificate of construction cost. Construction cost only includes cost of construction of the project, it does not include other costs, such as land and interest expense.

We will disclose sufficient detail of development cost in future filings.

Note 3 – Related Party Transactions, page F-10

6. Further to your comment:

(1) Jiahui building and Yangming building are both commercial buildings, which include office, commercial and retail space.  With regard to the Jiahui building: the first to fourth floors is retail space, and fifth to fifteen floors are office space.  The Jiahui office tower also has a one level underground parking lot.

With regard to the Yangming building, the first to fifth floors is retail space and sixth to twenty-seventh floors is office space. Th Yangming tower has a three level underground parking lot.

ζ 89 Chang’an Middle Road  ζ Yangming International Tower, 26/27 Flrs. ζ
ζ  Xi’an, China  ζ  710061 ζ

CHINA PROPERTIES DEVELOPMENTS, INC.

(2)We expect to finish the construction of the Yangming building in July 2006.

Note 3 – Related Party Transactions, page F-10

7. “Same controlling group” means the affiliates and the Company are majority owned by shareholders of the Company, who can exercise significant influence.

Note 6 – Mortgage Loans, page F-11

8. Further to your comment, we revise our disclosure in our  Form 10KSB filed April 17, 2006 for the year-ended December 31, 2006, as follows:

Note 11-     MORTGAGE LOANS

The Company took out mortgage loans on its construction in progress.  The average interest rate was approximately 4.75%.  The interest expense charged to construction-in-progress was 107,032 and $15,175 in 2005 and 2004, respectively. At December 31, 2005, future minimum principle and interest payments are as follows:

Year ending December 31,                       Principle                     Interest                    Total
              2006                                          $          105,551         $        134,153        $        239,704
              2007                                                      111,469                   128,235                  239,704
              2008                                                      117,735                   121,969                  239,704
              2009                                                      124,368                   115,336                  239,704
              2010                                                      131,390                   108,315                  239,704
              After 2010                                          1,851,257                1,058,343               2,909,600
              Total                                          $       2,441,770          $    1,666,350         $    4,108,120
                                                                ===========          ==========        ==========

Note 11 – MORTGAGE LOANS (continued)

Mortgage Loans consist of the following:

					Outstanding Balance
Collateral	Principle	Duration		Monthly	as of
All are units of Yangming Inter'l Building	Amount	From	To	Interest Rate	September 30, 2005
#2707	$51,903	2/19/2004	2/19/2032	0.420%	$50,451
#2702	49,432	2/19/2004	2/19/2019	0.420%	42,270
#2703	48,196	2/19/2004	2/19/2019	0.420%	44,213
#2706	29,659	2/19/2004	2/18/2019	0.420%	26,948
#2710	40,781	2/19/2004	2/19/2019	0.420%	36,150
#2711	51,903	2/19/2004	2/19/2020	0.420%	48,010
#907	42,017	4/21/2005	4/21/2033	0.551%	41,805
#2002	43,253	4/11/2005	4/11/2013	0.551%	40,592
#2708	49,432	2/19/2004	2/19/2014	0.420%	42,270
#2406	24,716	4/26/2005	4/26/2023	0.551%	24,310
#1310	35,838	7/25/2005	7/24/2025	0.459%	35,544
#1207	45,724	2/25/2005	2/24/2030	0.443%	45,130
#2705	50,667	2/19/2004	2/19/2019	0.420%	49,250
#1911	49,432	1/13/2005	1/13/2017	0.443%	45,922
#1808	48,196	1/13/2005	1/13/2024	0.443%	46,974
#701	80,326	1/13/2005	1/13/2032	0.443%	79,339
#2301	86,505	1/13/2005	1/13/2024	0.443%	84,312

ζ 89 Chang’an Middle Road  ζ Yangming International Tower, 26/27 Flrs. ζ
ζ  Xi’an, China  ζ  710061 ζ

CHINA PROPERTIES DEVELOPMENTS, INC.

#2310	39,545	1/13/2005	1/13/2035	0.443%		39,174
#1501	71,676	1/1/2005	1/1/2031	0.443%		70,713
#1801	49,432	3/14/2005	3/14/2022	0.443%		48,922
#2302	48,196	1/13/2005	1/13/2028	0.443%		47,350
#2309	46,960	1/13/2005	1/13/2035	0.443%		46,519
#2308	34,602	1/1/2005	1/1/2026	0.443%		33,874
#2211	49,432	1/13/2005	1/13/2022	0.443%		47,911
#2303	46,960	1/13/2005	1/13/2035	0.443%		46,519
#2701	80,326	3/14/2005	3/14/2029	0.443%		79,327
#2408	34,602	1/13/2005	1/13/2034	0.443%		34,246
#1807	49,432	1/27/2005	1/13/2031	0.443%		48,706
#2201	85,269	3/14/2005	3/14/2021	0.443%		82,961
#2401	82,798	3/14/2005	3/14/2022	0.443%		80,775
#1508	46,960	1/1/2005	1/1/2013	0.443%		42,677
#2710	40,781	3/14/2005	3/14/2030	0.443%		40,319
#711	46,960	3/14/2005	3/14/2012	0.443%		42,866
#105	173,010	4/21/2005	4/21/2015	0.510%		165,029
#1308	40,781	4/11/2005	4/11/2034	0.551%		40,601
#2404	74,147	4/11/2005	4/11/2027	0.551%		73,376
#2003	39,545	4/11/2005	4/11/2030	0.551%		39,255
#1311	43,253	4/11/2005	4/11/2026	0.551%		42,748
#1309	39,545	4/11/2005	4/11/2021	0.551%		38,727
#1301	74,147	4/11/2005	4/11/2026	0.551%		73,283
#2405	42,017	4/11/2005	4/11/2014	0.551%		39,821
#2407	43,253	4/11/2005	4/11/2020	0.551%		42,245
#1401	74,147	4/11/2005	4/11/2021	0.551%		72,614
#2107	42,017	4/21/2005	4/21/2030	0.551%		41,766
#2704	61,789	2/25/2005	2/24/2030	0.443%		56,950
#1404	72,912	4/11/2005	4/11/2033	0.551%		72,622
#1405	28,423	1/1/2004	12/31/2030	0.4200%	#	26,384
Total	$2,530,895					$2,441,770

Note 9 – Participating Interest, page F-13

9. Further to your comment, we revise our disclosure as follows:

“Note 13 - PARTICIPATING INTEREST

The Company has entered into a real estate project in which two lenders to the Company, Dongguan Plastic Cement Factory, Ltd. and Shaanxi Ruize Industrial Co., Ltd, have converted their loans into an approximately 35% equity participation in the Jiahui Office Building project and are entitled to participate in market value appreciation and net results of the project’s operations. Under the terms of the arrangement, the lenders converted $3,401,175 of debt  to equity (However, for accounting purposes it was still considered debt) .. As of September 30, 2005 the Company estimated that based on the projects results through September 30, 2005, its liability did not exceed the amounts reflected in the financial statements.

On March 6, 2006 the interest holders have agreed to convert their participating interests into 1,685,825 shares of common stock of the Company, and the interest holders have no more interest in the profits, losses, and distributions from the Jiahui Office Building project.  The conversion will result  in  an increase in common stock and additional paid-in capital of the Company.

ζ 89 Chang’an Middle Road  ζ Yangming International Tower, 26/27 Flrs. ζ
ζ  Xi’an, China  ζ  710061 ζ

CHINA PROPERTIES DEVELOPMENTS, INC.

Item 2. Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 15

10.  We have expanded our discussion in our Form 10KSB filed April 17, 2006, for year-ended December 31, 2006 to included the following:

Seasonality
Generally our construction labour is reduced during the winter months November through March due to cold winter conditions.  Construction labour is stopped during Chinese New Year for the national two week holiday which occurs in the first quarter of our fiscal year.

For our buildings that are completed and occupied there are no seasonality affects.  Our property management services including but not limited to maintenance, security, sales and leasing continue a normal course of business throughout the year.   Revenue is generated both through sales and leasing of office space and retail space.

Clients/Tenants
We do not have a significant concentration of sales or leases with any individual customer and, therefore, the loss of any one customer would not have a material impact on our business.

We have also included a summary of each project and discuss revenues.

To clarify, 111 Chang'an Middle Road building is named Jiahui Office Tower and they are one in the same.

Liquidity and Capital Resources, page 16

11.  We have expanded our discussion in our Form 10KSB filed April 17, 2006, year-ended December 31, 2005.

Working Capital
We fund the growth of our business through a combination of available cash and cash equivalents, short-term investments and cash flows generated from operations. In addition, our revolving credit facilities are available for additional working capital needs or investment opportunities.

Additional information regarding our "Liquidity and Capital Resources" is included in Item 6 Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Annual Report on Form 10-K.

We also discussed future need for financings and advertising expenditures.

If you have further questions please contact Steven Lou our Chief Financial Officer or our solicitor Mr. Dennis Brovarone.

Thank you for your assistance.

Yours truly,

CHINA PROPERTIES DEVELOPMENTS, Inc.

/s/ Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/ Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer and Director

ζ 89 Chang’an Middle Road  ζ Yangming International Tower, 26/27 Flrs. ζ
ζ  Xi’an, China  ζ  710061 ζ